Filed Pursuant to Rule 433
Registration No. 333-128517

June 12, 2007

Pricing Term Sheet

Issuer:	Union Electric Company d/b/a AmerenUE
Ratings:	A3 (negative outlook)/BBB- (negative credit watch)/A+ (negative outlook)
Issue:	Senior Secured Notes due 2017
Offering Size:	$425,000,000
Coupon:	6.400% per annum
Trade Date:	June 12, 2007
Settlement Date:	June 15, 2007
Maturity:	June 15, 2017
Treasury Benchmark:	4.500% due May 15, 2017
US Treasury Spot:	94-10
US Treasury Yield:	5.242%
Spread to Treasury:	117 basis points
Re-offer Yield:	6.412%
Price to Public (Issue Price):	99.912%
Gross Proceeds:	$424,626,000
Net Proceeds:	$421,863,500
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2007
Optional Redemption:	Make-Whole Call, at any time at a discount rate of Treasury plus 20 basis points
Security:	Until the release date, the Senior Secured Notes will be secured by a series of the issuer's first mortgage bonds
CUSIP:	906548CE0
Minimum Denomination:	$2,000 × $1,000
Joint Bookrunners:	BNY Capital Markets, Inc., Goldman, Sachs & Co. and UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Capital Markets, Inc. collect at 1-212-635-8974, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or UBS Securities LLC toll-free at 1-888-722-9555, ext. 1088.